EXHIBIT 99.2

Press Release dated July 23, 2004 announcing STET Hellas’ financial and customer results for the second quarter of 2004.

STET Hellas Telecommunications SA

STET HELLAS 1H04 PRELIMINARY RESULTS:

TOTAL OPERATING REVENUES GREW 8.7% to REACH € 413.8 MILLION EBITDA AT €118.5 MILLION, MARGIN AT 30.6% OF SERVICE REVENUES NET INCOME STOOD AT € 28.3 MILLION
POSITIVE LEVERED FREE CASH FLOW OF € 11.1 MILLION

ATHENS, July 23, 2004 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced first half 2004 preliminary financial and customer results.

Financial Performance

Total operating revenues increased by 8.7% to € 413.8 million up from € 380.6 million in the first half of 2003, despite the approximate 35% year-on-year decrease in fixed-to-mobile interconnection tariffs. Service revenues grew by 7.0% year-on-year to € 387.6 million, accounting for 93.7% of total operating revenues, while revenues from equipment sales increased by 44.2% year-on-year, reaching € 26.2 million, as sales through the company’s direct distribution channel of “TIM” stores continued to rise and as customers upgraded their handsets to take advantage of STET Hellas’ innovative value-added services.

Service revenue growth was primarily driven by:

•	Higher monthly fee revenues that increased to € 62.6 million (up 28.4% year-on-year), deriving from the successful uptake of our business and bundled-minutes based packages;

•	Further increased contribution of mobile-to-mobile interconnection revenues; as well as

•	Increased roaming and data revenues that grew by 20.9% and 7.4% year-on-year, respectively.

EBITDA (operating profit before depreciation & amortization) for the first half of 2004 stood at € 118.5 million, compared with € 128.3 million in the corresponding period of last year1, negatively affected by the one-off € 16.1 million of re-branding related expenses. Consequently, the EBITDA margin on total revenues came in at 28.6% in the period, versus 33.7% in the first half of 2003, or 30.6% of service revenues versus 35.4% in the corresponding period of last year.

Excluding the re-branding effect, “Adjusted” EBITDA would have increased by 5.0% year-on-year to reach € 134.6 million, bringing the “Adjusted” EBITDA margin on total revenues to 32.5%, or 34.7% on service revenues2.

Cost of sales and services provided was € 185.7 million in the first half of the year, representing 47.9% of service revenues, compared to 41.9% in the corresponding period of 2003. This rise was mainly due to increased mobile-to-mobile interconnection charges, analogous to the boost seen in revenues, as well as to the introduction of SMS interconnection payments among the Greek operators in April 2004.

Selling, General and Administrative expenses were € 169.6 million in the first half of the year, versus € 149.8 million in the corresponding period of 2003. These expenses represented 43.8% of service revenues in the period, up from 41.3% in the corresponding period of last year, mainly as a result of substantially increased re-branding related advertising expenses.

STET Hellas Telecommunications SA	Page 1 of 8	1H04 Preliminary Results

Operating income for the period reached € 55.1 million or 14.2% of service revenues, versus € 75.0 million in the first half of last year, also affected by higher depreciation and amortization expenses stemming from the continuous increase in the company’s fixed assets, as well as the commencement of UMTS license amortization in the beginning of 2004 that accounted for € 4.0 million in the period.

The company’s earnings before taxes for the first half of 2004 came in at € 49.9 million, representing 12.9% of service revenues, versus € 68.8 million in the corresponding period of 2003.

Net income reached € 28.3 million, versus € 40.7 million in the first half of 2003.

Cash flow from operations came in at € 66.2 million in the period, fully financing capital expenditures of € 55.1 million, and yet resulted in positive levered free cash flow generation of € 11.1 million.3

The company’s net financial debt dropped to € 165.2 million, versus € 167.3 million at the end of 2003.4

The preliminary results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

Customer Results

STET Hellas added a total of 64,303 new customers in the first half of 2004, bringing the company’s total customer base to 2,467,080. At the end of June 2004, prepaid customers numbered 1,654,535, accounting for 67.1% of the total customer base, while contract subscribers amounted to 812,545.

The company’s focus towards steadily improving its customer base quality continued to pay-off in the period, with business and bundled-minutes based customers now reaching almost 84% of the contract customer base, supporting the rise in average contract traffic that increased 25.2% year-on-year to reach 230.6 minutes, while average monthly traffic per customer (AMOU) grew to 102.9 minutes, up 28.6% year-on-year.

Consequently, contract ARPU grew by 8.7% to € 49.9 in the period, which, in combination with a rise in prepaid ARPU that reached € 13.4, drove blended ARPU to € 26.5, up 13.7% year-on-year.5

“The first half of 2004 was characterized by singular events like the recent re-branding and UMTS launch that kept the company’s profitability at levels lower than last year, but also paved the way for our sustainable operational and financial strength” stated Mr. Nikolaos Varsakis, STET Hellas’ Chief Executive Officer. “We will leverage on our solid fundamentals, to navigate through the complexities of today’s mobile environment and successfully execute our consistent strategy towards long-term profitability improvement.”

STET Hellas Telecommunications SA	Page 2 of 8	1H04 Preliminary Results

1

EBITDA Breakdown

In € thousands	1H04	1H03	% Change
Total Operating Revenues	413,830	380,574	+ 8.7%
Total Operating Costs	358,693	305,556	+17.4%
Operating Income	55,137	75,018	- 26.5%
Depreciation and Amortization	63,328	53,241	+ 18.9%
EBITDA	118,465	128,259	- 7.6%
EBITDA margin on total revenues	28.6%	33.7%

2

“Adjusted” EBITDA Breakdown
Adjusted to exclude the effect of the re-branding related advertising expenses

In € thousands	1H04
Total Operating Revenues	413,830
Total Operating Costs	358,693
Re-branding Costs	16,146
“Adjusted” total Operating costs	342,547
“Adjusted” Operating Income	71,283
Depreciation and Amortization	63,328
“Adjusted” EBITDA	134,611
“Adjusted” EBITDA margin on total revenues	32.5%

3 Levered free cash flow is defined as “Net Cash provided by Operating Activities” minus “Net Cash used in Investing Activities”.

4 Net financial debt is defined as short-term borrowings plus current maturities of long-term debt plus long-term debt, net of current maturities plus long-term debt due to related companies minus cash and cash equivalents.

5 Contract ARPU is defined as total contract customers service revenues divided by 6, over the period’s average contract customers. Blended ARPU is defined as total service revenues divided by 6, over the period’s average customers

STET Hellas Telecommunications SA	Page 3 of 8	1H04 Preliminary Results

STET HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2003 (AUDITED) AND JUNE 2004 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31, 2003	June 30, 2004
ASSETS	Euro	Euro	U.S. $(1)
CURRENT ASSETS
Cash and cash equivalents	66,769	3,221	3,923
Accounts receivable, net of allowance for doubtful accounts of €44,590 as of December 31, 2003 and €47,428 as of June 30, 2004	132,191	111,878	136,255
Amounts due from related companies	2,570	3,937	4,795
Inventories, net	8,783	8,468	10,313
Deferred income taxes	10,396	8,188	9,972
Other current assets	8,493	5,785	7,046

Total current assets	229,202	141,477	172,304

OTHER ASSETS
Other	2,597	2,833	3,450

	2,597	2,833	3,450

PROPERTY, PLANT AND EQUIPMENT
Cost	1,024,199	1,073,794	1,307,774
Less: Accumulated depreciation	(455,628)	(503,945)	(613,754)

	568,571	569,849	694,020

DISTRIBUTION NETWORK
Cost	29,347	29,347	35,742
Less: Accumulated amortization	(14,673)	(16,141)	(19,658)

	14,674	13,206	16,084

LICENSES
Cost	267,694	267,694	326,024
Less: Accumulated amortization	(56,410)	(63,956)	(77,893)

	211,284	203,738	248,131

TOTAL ASSETS	1,026,328	931,103	1,133,989

     (1) Exchange rate used for the convenience translation of the June 30, 2004 balances: U.S. $ 1.2179 per € 1.00.

STET Hellas Telecommunications SA	Page 4 of 8	1H04 Preliminary Results

STET HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2003 (AUDITED) AND June 30, 2004 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31, 2003	June 30, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY	Euro	Euro	U.S. $(1)
CURRENT LIABILITIES
Accounts payable	168,215	103,423	125,961
Short-Term borrowing	—	8,400	10,230
Current maturities of long-term debt	74,067	—	—
Amounts due to related companies	17,416	22,490	27,391
Taxes other than income	5,452	8,308	10,118
Income taxes payable	44,546	48,046	58,516
Deferred revenue	22,788	16,138	19,654
Current Portion of capital lease obligations	991	693	844
Other current liabilities	14,303	21,841	26,600
Liability for asset retirement obligation S/T	486	763	930

Total current liabilities	348,264	230,102	280,244

LONG-TERM LIABILITIES
Long-term debt, net of current maturities	100,000	100,000	121,790
Long term debt due to related companies	60,000	60,000	73,074
Staff retirement indemnities	1,688	1,990	2,423
Deferred income taxes	21,721	22,718	27,668
Other long-term liabilities	38,692	39,659	48,300
Capital lease obligations, less current portion	6,903	6,545	7,971
Liability for asset retirement obligation L/T	9,644	10,057	12,248

	238,648	240,969	293,474

COMMITMENTS AND CONTINGENCIES	37,897	38,497	46,886

SHAREHOLDERS’ EQUITY
Common Stock par value € 1.53 December 31, 2003 and June 30, 2004 (Shares authorized, issued and outstanding 83,193,220 in December 31, 2003 and June 30, 2004)	127,287	127,287	155,021
Additional paid-in capital	71,186	71,186	86,697
Retained earnings and statutory reserves	203,046	223,062	271,667

Total shareholders’ equity	401,519	421,535	513,385

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,026,328	931,103	1,133,989

     (1) Exchange rate used for the convenience translation of the June 30, 2004 balances: U.S. $ 1.2179 per € 1.00.

STET Hellas Telecommunications SA	Page 5 of 8	1H04 Preliminary Results

STET HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF OPERATIONS (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,
	2003	2004	2004
	Euro	Euro	U.S. $(1)
Operating revenues:
Revenues from telecommunication services	362,411	387,648	472,116
Sales of handsets and accessories	18,163	26,182	31,886

Total operating revenues	380,574	413,830	504,002

Cost of sales and services provided:
Cost of services provided	(114,272)	(149,435)	(181,995)
Cost of sales of handsets and accessories	(37,466)	(36,218)	(44,109)

Total cost of sales and services provided	(151,738)	(185,653)	(226,104)

Gross profit	228,836	228,177	277,898
Provision for doubtful accounts	(4,018)	(3,394)	(4,133)
Selling, general and administrative expenses	(149,800)	(169,646)	(206,614)

Operating income	75,018	55,137	67,151

Interest and other financial income / (expense), net:
Interest expense	(6,238)	(5,498)	(6,695)
Interest income	784	687	836
Other financial expense, net	(774)	(460)	(560)

	(6,228)	(5,271)	(6,419)

Income before income taxes	68,790	49,866	60,732
Income taxes	(28,137)	(21,531)	(26,222)

Net income	40,653	28,335	34,510

Amounts per common share :
Net income per share – basic and diluted	0.49	0.34	0.41

Weighted average shares outstanding-basic and diluted	83,193,220	83,193,220	83,193,220

     (1) Exchange rate used for the convenience translation of the June 30, 2004 balances: U.S. $ 1.2179 per € 1.00.

STET Hellas Telecommunications SA	Page 6 of 8	1H04 Preliminary Results

STET HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF CASH FLOW (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,
	2003	2004	2004
	Euro	Euro	U.S. $(1)
Cash Flows from Operating Activities:
Net income	40,653	28,335	34,510
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,241	63,328	77,127
Deferred income taxes	2,492	3,206	3,905
Provision for staff retirement indemnities	235	302	368
Provision for commitments and contingencies	1,267	600	731
Provision for doubtful accounts	4,018	3,394	4,133
Provision for asset retirement obligation	—	227	277
Changes in operating assets and liabilities:
Accounts receivable	(9,634)	16,919	20,606
Inventories	(148)	315	384
Amounts due from related companies	—	(1,367)	(1,665)
Other current assets	(2,012)	2,708	3,298
Account payable	(38,339)	(64,854)	(78,986)
Amounts due to related companies	10,736	5,074	6,180
Taxes other than income	5,268	2,856	3,478
Income taxes payable	3,202	3,500	4,263
Deferred revenue and other current liabilities	(7,218)	887	1,080
Other long – term liabilities and statutory reserves	—	967	1,177
Other non-current assets	(159)	(236)	(287)

Net Cash provided by Operating Activities	63,602	66,161	80,579

Cash Flows from Investing Activities:
Capital expenditures	(37,084)	(55,068)	(67,068)

Net Cash used in Investing Activities	(37,084)	(55,068)	(67,068)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	—	8,400	10,230
Repayment of long-term debt	—	(74,067)	(90,206)
Net movement in capital lease obligations	(2,479)	(655)	(797)
Payment of dividends	(8,319)	(8,319)	(10,132)

Net Cash used in Financing Activities	(10,798)	(74,641)	(90,905)

Net increase/ (decrease) in cash and cash equivalents	15,720	(63,548)	(77,395)
Cash and cash equivalents at beginning of the period	35,581	66,769	81,318

Cash and cash equivalents at end of the period	51,301	3,221	3,923

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
- Interest, net of amounts capitalized	4,205	2,684	3,269
- Income taxes	22,427	14,741	17,953

	26,632	17,425	21,222

     (1) Exchange rate used for the convenience translation of the June 30, 2004 balances: U.S. $ 1.2179 per € 1.00.

STET Hellas Telecommunications SA	Page 7 of 8	1H04 Preliminary Results

STET HELLAS TELECOMMUNICATIONS S.A.
ANALYSIS OF OPERATING REVENUES AND EXPENSES (UNAUDITED)
AMOUNTS IN THOUSANDS

	Six months ended June 30,
	2003	2004
	EUR	EUR
A. OPERATING REVENUES
Monthly service fees	48,714	62,552

Airtime revenues:
Outgoing calls	79,884	87,325
Incoming calls from fixed line networks	67,753	44,041
Incoming calls from other mobile operators’ network	52,640	74,915
Incoming SMS from other mobile operators’ network	—	3,555
Prepaid airtime cards	76,536	74,681
Roaming revenues from Company’s customers	6,806	8,337
Roaming revenues from customers of international GSM network operators	11,408	13,680

	295,027	306,534

Data communications & messages	16,897	17,353
Other	1,773	1,209

Total revenues from Telecommunications Services	362,411	387,648

Operating revenues from equipment sales	18,163	26,182

Total operating revenues	380,574	413,830

B. COST OF SALES AND SERVICES PROVIDED
Interconnection charges from fixed line operators	10,510	8,663
Interconnection charges from other mobile operators	51,640	78,292
Depreciation	30,748	35,144
Roaming charges from international GSM network operators	5,596	7,424
Payroll	6,846	7,332
Leased lines	975	2,382
Utilities	2,429	2,034
SIM cards	644	1,734
Installations’ rentals	4,884	6,430

Total cost of services provided	114,272	149,435
Cost of sales of handsets and accessories	37,466	36,218
Total cost of sales & services provided	151,738	185,653

C. SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Commissions to dealers	48,042	49,197
Management fees	7,328	7,494
Advertising expenses	11,619	19,850
Payroll	16,385	16,865
Depreciation & Amortization	22,493	28,184
Repairs & maintenance	16,177	15,298
Consultancy and other third party fees	6,623	8,757
Provision for litigation and claims	1,267	600
Utilities	3,162	3,119
Rentals	5,863	5,502
Other	10,841	14,780

Total selling, general & administrative expenses	149,800	169,646

- END -

Contact: Investor Relations : Rania Bilalaki +30 210 6158585

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

STET Hellas Telecommunications SA	Page 8 of 8	1H04 Preliminary Results